UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of
1934

For the month of February, 2025            Commission File Number:001-15014

SUN LIFE FINANCIAL INC.

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Explanatory Note:

Attached as Exhibit 99.1 to this Form 6-K is the report of independent registered public accounting firm to the shareholders and directors of Sun Life Financial Inc. (the “Company”) on the basis of its audit conducted under Canadian generally accepted auditing standards (“Canadian GAAS”) with respect to the Company’s 2024 consolidated annual financial statements.

The Company’s 2024 consolidated annual financial statements were previously filed on the date hereof as an exhibit to the Company’s Annual Report on Form 40-F, which had included an unqualified report of independent registered public accounting firm to the shareholders and directors of the Company with respect to the Company’s 2024 consolidated annual financial statements on the basis of their audit conducted under the standards of the U.S. Public Company Accounting Oversight Board (“PCAOB”).

Exhibits:

99.1    Canadian GAAS audit report in respect of the Company’s consolidated annual financial statements for the year ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Sun Life Financial Inc.
                        (Registrant)

Date: February 12, 2025                By    /s/ Tracie Allan
                            Tracie Allan
VP, Associate General Counsel, Corporate Legal

Exhibit 99.1